April 8, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Mr. Jonathan Wiggins, Staff Accountant

Re:	Cousins Properties Incorporated Form 10-K for the Fiscal Year Ended December 31, 2012 Filed on February 13, 2013 File No. 1-11312

Dear Mr. Wiggins:

The following information is in response to your letter of March 26, 2013. The response is numbered to correspond to the numbered comments in your letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Item 2. Properties, page 12

1.
Comment: We note your disclosures that certain properties are shown as 100% owned but that these properties are owned through a consolidated joint venture. Please clarify for us the ownership structure of these properties and tell us how you determined it was appropriate to show these properties as 100% owned. In addition, in future filings, please clearly identify which properties are consolidated and which are unconsolidated.

Response: Four properties within Item 2 are denoted with the following footnote: “This property is shown as 100% as it is owned through a consolidated joint venture. The joint venture is with a third party who has contributed equity and the joint venture partner may receive distributions from the venture in connection with its equity ownership.” Please see the table below for further information on the ownership structure of these properties. We determined that it was appropriate to show these properties as 100% owned because 100% of their assets, liabilities and equity are included within the Consolidated Balance Sheets and because 100% of their results of operations are included in the Consolidated Statements of Comprehensive Income along with applicable noncontrolling interest amounts.

Beginning with our Annual Report on Form 10-K for the year ending December 31, 2013, in Item 2, we will disclose whether each property is consolidated or unconsolidated. In addition, we will add disclosure to indicate the percentage interest we own in these entities or other information necessary to determine the structure and economic effect of our partners’ interests in the ventures.

Property	Ownership Structure
Promenade	90.6% ownership interest through joint venture
Lakeshore Park Plaza	70.0% ownership interest through joint venture
600 University Park Place	70.0% ownership interest through joint venture
Mahan Village	88.0% ownership interest through joint venture

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

2.
Comment: We note your disclosure on page F-34 regarding management’s use of the metric net operating income and your disclosure on page 22 regarding your “same property” portfolios. We also note that your response letter dated May 17, 2011 stated that same property operating information of your office and retail properties may become a key performance indicator for your company. Please tell us whether management now considers net operating income and/or same store operating information a key performance indicator, and if so, in future filings, please disclose net operating income and same store net operating income, along with the reconciliation and disclosures required by Item 10(e) of Regulation S-K. In addition, please define the term “same property,” discuss how you determine what properties are included in the same property portfolios, and discuss period to period changes in same store performance, including the relative impact of occupancy and rent rate changes. Please provide us with your proposed disclosure.

Response: Through December 31, 2012, we did not consider same property performance to be a key performance indicator. Our portfolio of operating properties is relatively small compared to other real estate companies and covers three different product types. Our portfolio has historically changed with the addition of newly developed or strategically purchased properties and the sale of other operating properties. During 2012, we sold $401.2 million in non-core assets, purchased one property and completed two development projects. As a result of these purchases and sales, same property information for each of our product types have been subject to significant changes.

Based on the property sales activities and the implementation of our strategy of simplifying our business platform, our portfolio of properties has become more concentrated on office properties with the retail component a significant but declining portion of our overall holdings. With these changes, we are beginning to see a more stable portfolio and we are, therefore, utilizing same property information as a more significant performance measure internally and our analysts and investors are placing more emphasis on this measurement as well. Therefore, beginning with our Quarterly Report on Form 10-Q for the three months ending June 30, 2013, we will report net operating income and same property net operating income in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Our proposed disclosure, including the definition of the term “same property”, the manner in which we determine which properties are included in the same property portfolios, the net operating income amount, the same property net operating income amount, the reconciliation and disclosures required by Item 10(e) of Regulation S-K and the period to period changes in same property performance, including the relative impact of occupancy and rental rate changes, is as follows:

Net Operating Income is used by industry analysts, investors and Company management to measure operating performance of the Company’s properties. Net Operating Income, which is rental property revenues less rental property operating expenses, excludes certain components from net income in order to provide results that are more closely related to a property’s results of operations. Certain items, such as interest expense, while included in FFO and net income, do not affect the operating performance of a real estate asset and are often incurred at the corporate level as opposed to the property level. As a result, management uses only those income and expense items that are incurred at the property level to evaluate a property’s performance. Depreciation and amortization are also excluded from Net Operating Income. Same Property Net Operating Income includes those office and retail properties that have been fully operational in each of the comparable reporting periods. A fully operational property is one that has achieved 90% economic occupancy for each of the two periods presented or has been substantially complete and owned by the Company for each of the two periods presented and the preceding year. Same Property Net Operating Income allows analysts, investors and management to analyze continuing operations and evaluate the growth trend of the Company’s portfolio.

Year Ended December 31,
	2013	2012
Net Operating Income – Consolidated Properties
Rental property revenues [from Consolidated Statements of Comprehensive Income in Form 10-K]	$ XXX	$ XXX
Rental property expenses [from Consolidated Statements of Comprehensive Income in Form 10-K]	XXX	XXX
Net Operating Income – Consolidated Properties	XXX	XXX
Net Operating Income – Discontinued Operations
Rental property revenues	XXX	XXX
Rental property expenses	XXX	XXX
Net Operating Income – Discontinued Operations	XXX	XXX
Net Operating Income – Unconsolidated Joint Ventures	XXX	XXX
Total Net Operating Income	$ XXX	$ XXX

Net Operating Income:
Same Property	$ XXX	$ XXX
Non-Same Property	XXX	XXX
Net Operating Income	$ XXX	$ XXX
Change year over year in Net Operating Income – Same Property	X.X%	N/A

Same Property NOI increased/decreased X.X% year over year. The increase/decrease is due to [insert relevant occupancy and rental rate information].

Leasing Activity, page 22

3.
Comment: We note that during 2012 you leased or renewed 724,000 and 445,000 square feet of office and retail space, respectively. Please disclose in future filings how effective rents on new and renewed leases compare to prior rent.

Response: Beginning with our Quarterly Report on Form 10-Q for the three months ending June 30, 2013, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will provide average rental rates per square foot compared to the average rental rates per square foot for the comparable prior leases for renewed leases and for new leases; however, we will exclude from this analysis any new leases that relate to space that was vacant upon the acquisition of a property and space that has been vacant for longer than one year. We will also disclose how we calculate the average rental rates per square foot.

Note 5 – Investments in Unconsolidated Joint Ventures, page F-15

4.
Comment: We note that you own a 75% interest in EP I LLC, but do not consolidate the entity since you share decision making abilities and control with your joint venture partner. Please provide us with your analysis of this entity, including how you determined that you share decision making and control with the joint venture partner, your determination of whether or not the entity is a variable interest entity, and how you identified the primary beneficiary if applicable.

Response: We analyzed this entity under the provisions of ASC 810-10-15. We determined that EP I LLC was not a variable interest entity and our analysis is summarized as follows:

We reviewed the LLC agreement of EP I LLC in relation to the criteria of ASC 810-10-15-14(a) and noted the following:

•
EP I LLC was originally funded with equity from the partners. Subsequently, EP I LLC was funded with a combination of additional equity and proceeds from a construction loan. As of December 31, 2012, EP I LLC had total assets of $83.2 million and total equity of $32.6 million. Therefore, at inception and through December 31, 2012, EP I LLC had sufficient equity at risk.

We reviewed the LLC agreement for EP I LLC in relation to the criteria of ASC 810-10-15-14(b) and noted the following:

•	As a group, the partners of EP I LLC have the power to direct the activities as all major decisions of EP I LLC are decided by both members and neither may act without the approval of the other.

•
Operating cash flows and proceeds from capital transactions of EP I LLC are allocated to members in proportion to their membership interests. Any additional equity required to fund cash flows or other obligations of the entity are required to be made in accordance with each member’s membership interest.

•	Operating cash flows and proceeds from capital transactions of EP I LLC are allocated to members in proportion to their membership interests without restriction.

We reviewed the LLC agreement of EP I LLC in relation to the criteria of ASC 810-10-15-14(c) and noted the following:

•
Major decisions of EP I LLC require the approval of both members equally but funding obligations and cash flows are allocated 75% to us and 25% to our partner. Major decisions include, among other things, the ability to approve development and operating budgets, the ability to repay or incur new indebtedness, and the ability to sell all or portions of the assets of the entity. We concluded that while the voting rights are disproportionate to residual returns and obligations to absorb losses, voting rights are not significantly disproportionate.

•
EP I LLC’s activities are conducted for the benefit of both members in proportion to their respective membership interests. The 75% interest held by us does not represent “substantially all” of the output of the venture’s activities.

As a result of the analysis above, we concluded that EP I LLC was not a variable interest entity.

Since we concluded that EP I LLC was not a variable interest entity, we addressed the consolidation considerations in ASC 810-20-15. Even though we are the Managing Member of EP I LLC and have 75% of the economics of the venture, we concluded that our partner has substantive participating rights in EP I LLC by virtue of its ability to participate in and approve major decisions of the venture as contemplated by the accounting literature. We, therefore, concluded that we do not control the venture and determined that the equity method of accounting was appropriate.

5.
Comment: Please tell us and disclose in future filings your percentage interests in the joint ventures Cousins Watkins LLC and Charlotte Gateway Village, LLC. Also, for each, provide us with your analysis of the entity including your determination of whether or not it is a variable interest entity and, if so, how you have identified the primary beneficiary.

Response: Our percentage interests in the joint ventures Cousins Watkins LLC and Charlotte Gateway Village, LLC are 50.5% and 50.0%, respectively. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2013, we will disclose our percentage interest in Cousins Watkins LLC and Charlotte Gateway Village, LLC.

Our analysis of Cousins Watkins LLC (“CW”) under ASC 810-10-15 is summarized as follows:

We reviewed the LLC agreement of CW in relation to the criteria of ASC 810-10-15-14(a) and noted the following:

•
Upon formation, we contributed $14.8 million in cash and our partner contributed properties encumbered by debt. The total value of CW’s assets upon formation was $58.3 million and total equity was $24.9 million. As of December 31, 2012, CW had total assets of $54.3 million and total equity of $25.3 million. Therefore, at inception and through December 31, 2012, CW had sufficient equity at risk.

We reviewed the LLC agreement for CW in relation to the criteria of ASC 810-10-15-14(b) and noted the following:

•	As a group, the partners of CW have the power to direct the activities as all major decisions of CW are decided by both members and neither may act without the approval of the other.

•
Operating cash flows and proceeds from capital transactions of CW are allocated to members in proportion to their membership interests after preferred returns to us and after original capital contributions have been repaid. Any additional equity required to fund cash flows or other obligations of the entity are required to be made in accordance with each member’s membership interest.

•
Operating cash flows and proceeds from capital transactions of CW are allocated to members in proportion to their membership interests after preferred returns to us and after original capital contributions have been repaid. There are no caps on amounts any member may receive.

We reviewed the LLC agreement of CW in relation to the criteria of ASC 810-10-15-14(c) and noted the following:

•
Major decisions of CW require the approval of both members equally and our percentage interest in the venture is 50.5%. Major decisions include, among other things, the ability to approve development and operating budgets, the ability to repay or incur new indebtedness, and the ability to sell all or portions of the assets of the entity. We concluded that while the voting rights are disproportionate to residual returns and obligations to absorb losses, voting rights are not significantly disproportionate.

•	CW’s activities are conducted for the benefit of both members in proportion to their respective membership interests.

As a result of the analysis above, we concluded that CW was not a variable interest entity.

Since we concluded that CW was not a variable interest entity, we addressed the consolidation considerations in ASC 810-20-15. Even though we are the Managing Member of CW and have a 50.5% interest in the venture, we concluded that our partner has substantive participating rights in CW by virtue of its ability to participate in and approve major decisions of the venture as contemplated by the accounting literature. We, therefore, concluded that we do not control the venture and determined that the equity method of accounting was appropriate.

Our analysis of Charlotte Gateway Village, LLC (“GV”) under ASC 810-10-15 is summarized as follows:

We reviewed the LLC agreement of GV in relation to the criteria of ASC 810-10-15-14(a) and noted the following:

•
GV was originally funded with equity from the partners. Subsequently, GV was funded with a combination of additional equity and loan proceeds. As of December 31, 2012, GV had total assets of $140.4 million and total equity of $70.9 million. Therefore, at inception and through December 31, 2012, EP I LLC had sufficient equity at risk.

We reviewed the LLC agreement for GV in relation to the criteria of ASC 810-10-15-14(b) and noted the following:

•	As a group, the partners of GV have the power to direct the activities as all major decisions of GV are decided by both members and neither may act without the approval of the other.

•
Operating cash flows and proceeds from capital transactions of GV are allocated to members in proportion to their membership interests after preferred returns to and our partner. Any additional equity required to fund cash flows or other obligations of the entity are required to be made in accordance with each member’s membership interest.

•
Operating cash flows and proceeds from capital transactions of GV are allocated to members in proportion to their membership interests after preferred returns to us and our partner. There are no caps on amounts any member may receive.

We reviewed the LLC agreement of GV in relation to the criteria of ASC 810-10-15-14(c) and noted the following:

•
Major decisions of GV require the approval of both members equally and each member has a 50% interest in the venture. Major decisions include, among other things, the ability to approve development and operating budgets, the ability to repay or incur new indebtedness, and the ability to sell all or portions of the assets of the entity.

•	GV’s activities are conducted for the benefit of both members in proportion to their respective membership interests.

As a result of the analysis above, we concluded that GV was not a variable interest entity.

Since we concluded that GV was not a variable interest entity, we addressed the consolidation considerations in ASC 810-20-15. Even though we are the Managing Member of GV, we concluded that our partner has substantive participating rights in GV by virtue of its ability to participate in and approve major decisions of the venture as contemplated by the accounting literature. We, therefore, concluded that we do not control the venture and determined that the equity method of accounting was appropriate.

*****

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. We acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 404-407-1116 with further questions concerning this letter.

Sincerely,

/s/ Gregg Adzema

Gregg D. Adzema
Executive Vice President
& Chief Financial Officer